Nexa Reports 2025 First Half Exploration Results

Luxembourg, July 29, 2025 – Nexa Resources S.A. (“Nexa Resources”, “Nexa”, or “Company”) is pleased to announce the drilling and assay results for the first half of 2025. This document contains forward-looking statements.

Summary

Nexa’s 2025 drilling strategy prioritized three key areas: near-mine expansion, brownfield and infill drilling, and greenfield exploration of promising projects.

At the end of the first half of 2025, drilling totaled 131,910 meters, comprising: 28,145 meters of exploration drilling and 103,765 meters of mining infill drilling.

Exploration drilling in Peru totaled 14,281 meters (with ten rigs), 13,208 meters in Brazil (with five rigs), 656 meters in Namibia (with one rig), and 9,030 meters dedicated to early-stage greenfield projects in Peru (with eight rigs). For the second half of 2025, planned drilling includes 28,595 meters in Peru (with ten rigs) and 18,650 meters in Brazil (with eleven rigs), totaling 47,245 meters.

Highlights

•	Cerro Lindo, Orebody 8C: 4.2 meters at 2.92% Zn, 0.30% Pb, 0.16% Cu, and 33.26 g/t Ag in drill hole PECLD07895 from 561.0 meters.
•	Aripuanã, Massaranduba target: 10.8 meters at 7.59% Zn, 3.30% Pb, 0.18% Cu and 62.03 g/t Ag, including 4.8 meters with 16.60% Zn, 5.50% Pb, 0.11% Cu and 68.71 g/t Ag in drill hole BRAPD000224 from 299.6 meters.
•	Vazante (Conexão Sucuri Norte) target: 6.3 meters at 22.14% Zn, 0.19% Pb and 16.57 g/t Ag in drill hole BRBVZEND000079 from 426.1 meters.
•	El Porvenir (Integración) target: 18.6 meters at 2.83% Zn, 1.87% Pb, 0.07% Cu, 69.01 g/t Ag and 1.40 g/t Au in drill hole PEEPD03012 from 210.0 meters.

Commenting on the report, Jones Belther, Senior Vice President of Technical Services & Business Development, stated: “In the first half of 2025, we delivered 85% of our planned exploration drilling, primarily due to: adverse weather conditions and operational delays in deviation drilling at Cerro Lindo, as well as challenges posed by karstic terrain in Vazante, completing 28,145 meters. Our brownfield exploration programs advanced steadily, focusing on expanding our portfolio and aiming at future extension of the life of our mines. In terms of key achievements: at Cerro Lindo, drilling continued to confirm the depth and continuity of mineralization in Orebody 8C; at Aripuanã, exploration of the Massaranduba target, located 3 km southeast of Babaçu, continued to confirm promising intercepts and continuity of mineralization; at Vazante, results confirmed mineralization at the Conexão Sucuri Norte target; and at El Porvenir, exploration continued to confirm the expansion of the mineralized zone at the Integración target. For the second half of the year, we plan to drill 47,245 meters, with a focus on Peru.”

Cerro Lindo

In the first half of 2025, the exploration program remained focused on expanding known orebodies southeast of Cerro Lindo, primarily targeting extensions of mineralized zones in Orebodies 8B and 8C.

During the period, 3,862 meters of exploration drilling and 37,186 meters of mining infill drilling were completed.

Drilling results from hole PECLD07895 confirmed the continuity of mineralization in Orebody 8C, with an intercept of 4.2 meters at 2.92% Zn, 0.30% Pb, 0.16% Cu and 33.26 g/t Ag.

Note: Intervals without reported assays either contain no consistent samples > 2.0% Zinc + Lead or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

390000
392000
394000
8556000
8554000
N
PUCASALLA
CERRO LINDO
PECLD07759
PECLD07703
PECLD07832
PECLD07895
PECLD07788
OB8B
OB8C
PECLD07960
A
B
2 km
2025 drilling program
Surface drilling
Underground drilling
Drillholes 1H25
Mineralization

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A SW
NE B
1950m
1950m
1650m
1650m
1350m
4.2m @ 2.92% Zn + 0.30% Pb + 0.16% Cu + 33.26 g/t Ag
PECLD07895
Orebody 8C
Dacite flows
Mineralization

In 2H25, we plan to continue exploring the extensions of Orebodies 8B and 8C utilizing one rig, with plans to complete an additional 745 meters of drilling to further delineate these mineralized zones.

Aripuanã

Our exploration strategy at Aripuanã remained focused on the Massaranduba target, aiming to identify new mineralized zones.

In the first half of 2025, we completed 5,452 meters of exploration drilling and 18,574 meters of mining infill drilling.

Results from drill hole BRAPD000224 confirmed the continuity of mineralization, with an intercept of 10.8 meters at attractive grades such as 7.59% Zn, 3.30% Pb, 0.18% Cu, and 62.03 g/t Ag, including 4.8 meters with 16.60% Zn, 5.50% Pb, 0.11% Cu, and 68.71 g/t Ag.

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ARIPUANÃ - 1H25 - MAIN INTERSECTIONS									
Hole_id	Ore body	From	To	Length	Zn%	Pb%	Cu%	Ag g/t	Au g/t
BRAPD000211	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000204	Massaranduba	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
BRAPD000207	Massaranduba	67.0	71.0	4.0	3.05	0.90	0.09	41.54	0.04
And	Massaranduba	105.0	109.7	4.7	2.45	0.75	0.03	12.76	0.02
BRAPD000213	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000223	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000224	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000205	Massaranduba	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
BRAPD000208	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000209	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000214	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000211	Massaranduba	287.8	293.1	5.3	2.43	1.09	0.34	47.57	0.01
BRAPD000211	Massaranduba	301.4	305.8	4.5	2.45	1.73	0.19	52.41	0.05
BRAPD000211	Massaranduba	350.7	354.8	4.1	3.82	0.65	0.81	27.63	0.09
BRAPD000223	Massaranduba	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI
BRAPD000212	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000225	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000227	Massaranduba	PAR	PAR	PAR	PAR	PAR	PAR	PAR	PAR
BRAPD000224	Massaranduba	299.6	310.4	10.8	7.59	3.30	0.18	62.03	0.02
Including	Massaranduba	304.9	309.7	4.8	16.60	5.50	0.11	68.71	0.04
And	Massaranduba	341.3	355.8	14.5	2.66	1.01	0.08	35.92	0.02
Including	Massaranduba	348.0	352.2	4.2	5.85	2.19	0.18	84.30	0.04
And	Massaranduba	361.9	369.4	7.5	2.27	0.97	0.37	23.43	0.04
And	Massaranduba	408.8	413.5	4.8	0.10	0.00	0.77	4.10	0.04
BRAPD000210	Massaranduba	132.5	139.1	6.7	3.49	0.52	0.24	11.01	0.03
BRAPD000213	Massaranduba	NSI	NSI	NSI	NSI	NSI	NSI	NSI	NSI

Note: Intervals without reported assays either contain no consistent samples > 3.0% Zinc or >0.5% Copper or >0.5 g/t Gold or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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5

In 2H25, we plan to continue our exploration efforts at the Massaranduba target, deploying three rigs to identify new mineralized zones. The program is designed to complete 4,450 meters of drilling.

Vazante

The brownfield exploration program at Vazante remains focused on expanding mineralized zones in proximity to existing operations.

In the first half of 2025, we completed 6,223 meters of exploration drilling, with specific focus areas, including 435 meters at Vazante Sul, 149 meters at Varginha, 317 meters at Lumiadeira and 5,321 meters at Conexão Sucuri Norte. Complementing this exploration work, we completed 29,101 meters of mining infill drilling across the Vazante and Extremo Norte mines with five rigs.

Drilling results from holes BRBVZEND000073 and BRBVZEND000079 confirmed mineralization at the Conexão Sucuri Norte target, with an intercept of 5.1 meters at attractive grades such as 15.78% Zn, 0.35% Pb, and 165.20 g/t Ag, and an intercept of 6.3 meters at 22.14% Zn, 0.17% Pb, and 16.57 g/t Ag, respectively.

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Note: Intervals without assays either contain no consistent samples > 3.0% Zinc or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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296000
304000
8016000
8008000
N
Conexão
Sucuri Norte
Varginha
Sucuri
Lumiadeira
Vazante City
Vazante Sul
2 km
2025 Surface Drilling
Completed
In Progress
Planned
Mineralized Zone
C
BRBVZEND000079/84
D
A
BRBVZEND000073/78/85
B
Conexão
Sucuri Norte
100 m
In Progress
Planned

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C NW
SE D
600m
600m
300m
300m
Conexão Sucuri Norte
1.5m @ 7.64% Zn + 0.28% Pb + 3.17 g/t Ag
6.3m @ 22.14% Zn + 0.19% Pb + 16.57 g/t Ag
1.8m @ 19.18% Zn + 0.21% Pb + 5.58 g/t Ag
2.6m @ 29.54% Zn + 0.23% Pb + 8.01 g/t Ag
BRBVZEND000079
300 m
Willemite breccia
Hydrothermal breccia
Stromatolytic dolomite
Phyllites and marls
Pink dolomite
Phyllites and marls
Grey dolomite

In 2H25, we plan to continue our drilling program targeting the Vazante Sul, Sucuri, Varginha, and Conexão Sucuri Norte areas, with plans to complete 12,700 meters of drilling with seven rigs.

El Porvenir

In the first half of 2025, the exploration drilling program executed 1,389 meters focused at the Integración target, according to our plan, while concurrently completing 18,904 meters of mining infill drilling during such period.

The results have consistently confirmed the extension of the mineralized zone at Integración target, with notable intercepts in hole PEEPD03012 with 18.6 meters at 2.83% Zn, 1.87% Pb, 0.07% Cu, 69.01 g/t Ag, and 1.40 g/t Au, 6.7 meters at 0.86% Zn, 0.50% Pb, 1.15% Cu, 132.34 g/t Ag, and 0.89 g/t Au, 6.9 meters at 0.81% Zn, 0.89% Pb, 0.06% Cu, 207.24 g/t Ag, and 0.10 g/t Au, and 7.6 meters at 1.44% Zn, 0.59% Pb, 0.04% Cu, 282.73 g/t Ag, and 0.24 g/t Au.

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Note: Intervals without assays either contain no consistent samples > 2.0% Zinc + Lead or have pending assay results. The true widths of the mineralized intervals are currently unknown. NSI indicates no significant intercepts, while PAR refers to pending assay results.

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366000
367000
368000
369000
8831000
8830000
8829000
8828000
8827000
8826000
N
V27
OB13
OB23
CNE
Anita
San Gerardo open pit
OB17
OB10
Prvs
B
Integración
PEEPD03012
A
Atacocha
El Porvenir
CN3
V1204
Don Lucho
Boc +80
Porv9
Pique Picasso
VAM
Progreso
P2SW
Sara
Known Ore Bodies
Claim limit
2025 Underground drilling
Drillholes 2025
1 km

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A
B
Integración
11.3m @ 1.88% Zn + 0.58% Pb + 0.41% Cu + 182.7 g/t Ag + 0.52 g/t Au
6.8m @ 1.83% Zn + 1.03% Pb + 0.02% Cu + 106.69 g/t Ag + 0.12 g/t Au
5.6m @ 1.73% Zn + 1.07% Pb + 0.04% Cu + 110.14 g/t Ag + 0.34 g/t Au
6.7m @ 0.86% Zn + 0.50% Pb + 1.15% Cu + 132.34 g/t Ag + 0.89 g/t Au
6.9m @ 0.81% Zn + 0.89% Pb + 0.06% Cu + 207.24 g/t Ag + 0.10 g/t Au
18.6m @ 2.83% Zn + 1.87% Pb + 0.07% Cu + 69.01 g/t Ag + 1.40 g/t Au
5.2m @ 1.17% Zn + 1.91% Pb + 0.15% Cu + 62.68 g/t Ag + 0.52 g/t Au
7.6m @ 1.44% Zn + 0.59% Pb + 0.04% Cu + 282.73 g/t Ag + 0.24 g/t Au
3400
3200
3200
PEEPD03012
200 m
Mineralization
Breccia
Marble
Skarn
Intrusive
Andesite
Sandstone
Limestone

In 2H25, we plan to continue drilling at El Porvenir, focusing on the southern extension of the Integración target at the 3,300 level. This program will aim to further extend the known mineralization through 10,400 meters of planned drilling with three rigs.

Atacocha

No drilling activities are planned at Atacocha for the remainder of 2025 as we focus our exploration efforts on higher priority targets.

Namibia

As part of our ongoing portfolio optimization strategy announced on May 15, 2025, Nexa has divested its Otavi and Namibia North projects (the completion of the transaction is expected by December 31,

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2025, subject to customary conditions precedent). This strategic decision aligns with our focus on prioritizing return-generating assets, enhancing free cash flow, and maintaining disciplined capital allocation. While streamlining our portfolio. Namibia remains a strategically important region as we expand our copper exploration footprint beyond Latin America.

During the first half of 2025, we completed 656.2 meters of drilling activities at the Leulaghtee target, though no significant intercepts were obtained.

For 2H25, we expect to shift our Namibia exploration efforts to surface work and target generation activities in the prospective Kalahari Copper Belt.

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Note 1 – Laboratory Reference

The laboratories used to test our assays were: ALS Global for Brazil and Peruvian greenfield and brownfield projects until April 2024; Bureau Veritas for Brazil and Peruvian greenfield and brownfield projects after April 2024; Certimin S.A. for Cerro Lindo; and Inspectorate Limited for El Porvenir; and ALS Global for Namibia.

Technical Information

Jose Antonio Lopes, FAusIMM (Geo): 224829, a mineral resources manager, a qualified person for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects and a Nexa employee, has approved the scientific and technical information contained in this news release.

Further information, including key assumptions, parameters, and methods used to estimate Mineral Reserves and Mineral Resources of the mines and/or projects referenced in the tables above can be found in the applicable technical reports, each of which is available under Nexa’s profile on SEDAR+ at www.sedarplus.ca.

About Nexa

Nexa is a large-scale, low-cost, integrated polymetallic producer, zinc being our main product, with over 65 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates four long-life underground polymetallic mines, two located in the Central Andes region of Peru, and two located in Brazil (one in the state of Minas Gerais and one in the state of Mato Grosso). Nexa also owns and operates one low-cost polymetallic open pit mine, also in the Central Andes region of Peru, and three smelters, two located in the state of Minas Gerais in Brazil (Três Marias and Juiz de Fora), and one, located in Lima, which is Cajamarquilla, the largest smelter in the Americas.

Nexa was among the top five producers of mined zinc globally in 2024 and one of the top five metallic zinc producers worldwide in 2024, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this news release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. The words “believe,” “will,” “may,” “may have,” “would,” “estimate,” “continues,” “anticipates,” “intends,” “plans,” “expects,” “budget,” “scheduled,” “forecasts” and similar words are intended to identify estimates and forward-looking statements. Forward-looking statements are not guarantees and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results and developments may be substantially different from the expectations described in the forward-looking statements for a number of reasons, many of which are not under our control, among them, the activities of our competition, the future global economic situation, weather conditions, market prices and conditions, exchange rates, and operational and financial risks. The unexpected occurrence of one or more of the abovementioned events may significantly change the results of our operations on which we have based our estimates and forward-looking statements.

Our estimates and forward-looking statements may also be influenced by, among others, legal, political, environmental or other risks that could materially affect the potential development of our projects, including risks related to outbreaks of contagious diseases or health crises impacting overall economic activity regionally or globally, as well as risks relating to ongoing or future investigations by local authorities with respect to our business and operations and the conduct of our customers, including the impact to our financial statements regarding the resolution of any such matters.

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Our estimates and forward-looking statements may also be influenced by regulatory changes in the countries where we operate, including new trade restrictions, tariff escalations, and policy shifts affecting cross-border commerce and supply chains. Certain forward-looking statements are based on third-party data, market forecasts, and assumptions that may be subject to change. Nexa does not guarantee the accuracy of such external data and disclaims any obligation to update these statements unless required by law.

These forward-looking statements related to future events or future performance and include current estimates, predictions, forecasts, beliefs and statements as to management’s expectations with respect to, but not limited to, the business and operations of the Company and mining production our growth strategy, the impact of applicable laws and regulations, future zinc and other metal prices, smelting sales, CAPEX, expenses related to exploration and project evaluation, estimation of mineral reserves and/or mineral resources, mine life and our financial liquidity.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable and appropriate by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies and may prove to be incorrect. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, full integration of mining and smelting operations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in metal prices, exchange rates, or the cost of energy, supplies or transportation, among other assumptions.

We assume no obligation to update forward-looking statements except as required under securities laws. Estimates and forward-looking statements involve risks and uncertainties and do not guarantee future performance, as actual results or developments may be substantially different from the expectations described in the forward-looking statements. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR+ (www.sedarplus.ca) and on EDGAR (www.sec.gov).

For further information, please contact:

Investor Relations Team

ir@nexaresources.com

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